UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

EVO Transportation & Energy Services, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26928L 107

(CUSIP Number)

Lance Kravitz

Antara Capital LP

55 Hudson Yards, 47th Floor, Suite C

New York, New York 10001

(646) 762 8591

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 11, 2022

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26928L 107	SCHEDULE 13D

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,483,830*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,483,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,483,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%†
14	TYPE OF REPORTING PERSON PN, IA

*

Includes (i) 22,817,489 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”), in each case as represented to the reporting person by the issuer.

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 22,817,489 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account, in each case as represented to the reporting person by the issuer.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Antara Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,483,830*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,483,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,483,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%†
14	TYPE OF REPORTING PERSON OO, HC

*

Includes (i) 22,817,489 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”), in each case as represented to the reporting person by the issuer.

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 22,817,489 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account, in each case as represented to the reporting person by the issuer.

CUSIP No. 26928L 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Himanshu Gulati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 24,483,830*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,483,830*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,483,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.5%†
14	TYPE OF REPORTING PERSON IN, HC

*

Includes (i) 22,817,489 shares of Common Stock (as defined below) issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (ii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by that certain managed account for which Antara Capital LP serves as investment manager (the “Managed Account”), in each case as represented to the reporting person by the issuer.

†

Based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2022 plus (ii) 22,817,489 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account, in each case as represented to the reporting person by the issuer.

AMENDMENT NO. 7 TO SCHEDULE 13D

This Amendment No. 7 (this “Amendment No. 7”) amends the Schedule 13D originally filed on September 27, 2019 (the “Original Schedule 13D”, as amended by Amendment No. 1 filed on October 18, 2019 (“Amendment No. 1”), Amendment No. 2 filed on March 2, 2020 (“Amendment No. 2”), Amendment No. 3 filed on March 24, 2020 (“Amendment No. 3”), Amendment No. 4 filed on January 25, 2021 (“Amendment No. 4”), Amendment No. 5 filed on February 9, 2022 (“Amendment No. 5”), Amendment No. 6 filed on February 9, 2022 (“Amendment No. 6” and, together with this Amendment No. 7, this “Schedule 13D”). This Amendment No. 7 relates to the common stock, par value $0.0001 (“Common Stock”) of EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”). The address of the principal executive office of EVO is 8285 West Lake Pleasant Parkway, Peoria, Arizona 85382.

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 7 shall have the meanings ascribed to them in the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6.

Item 3.	Source and Amount of Funds or Other Consideration.

The Penny Warrants (as defined in Item 6 of this Amendment No. 7) were received by the Antara Master Fund in connection with its entry into the Loan Agreement (as defined in Item 6 of this Amendment No. 7), and were acquired for no separate consideration.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

In connection with a bridge loan from Antara Master Fund with an initial principal amount of $9 million pursuant to that certain Loan Agreement (as defined and further described in Item 6) dated March 11, 2022, the Issuer was required (i) to deliver 11,969,667 warrants to purchase EVO common stock at $0.01 per share to the Antara Master Fund and (ii) issue the Antara Master Fund a new series of Series C Non-Participating Preferred Stock granting the Antara Master Fund certain voting and board-appointment rights, each as further described in Item 6.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended by replacing the text contained in Item 5(a) with the following:

(a) The Reporting Persons beneficially own, in the aggregate, 24,483,830 shares of Common Stock, issuable upon exercise of the Warrants. For a more detailed description of the Warrants, as amended, see Item 6 of this Schedule 13D, which descriptions are incorporated by reference herein in response to this Item 5.

The aggregate percentage of Common Stock reported owned by each person named herein is based on (i) 15,213,145 shares of Common Stock outstanding as of January 21, 2022, as determined in reliance on disclosure to that effect made by the Issuer in its Form 10-K for the fiscal year ended December 31, 2020, plus (ii) 22,817,489 shares of Common Stock issuable upon the exercise of the Warrants owned directly by Antara Capital Master Fund LP, plus (iii) 527,836 shares of Common Stock issuable upon the exercise of the Warrants owned directly by the Managed Account.

As of the date hereof, the Reporting Persons have the following interest in securities of EVO:

Name	Shares of Common Stock	Percentage of Class Represented
Antara Capital	24,483,830	63.5%
Antara GP	24,483,830	63.5%
Himanshu Gulati	24,483,830	63.5%

Himanshu Gulati is deemed to have beneficial ownership of the Common Stock owned beneficially by each of the foregoing persons and, for the avoidance of doubt, the Managed Account. Antara Capital and Antara GP are deemed to have beneficial ownership of the Common Stock directly held by Antara Master Fund and the Managed Account.

(c) Except as provided in Item 4 and 6 hereof, incorporated herein by reference, there have been no transactions in the Common Stock effected during the past sixty days by any of the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following supplemental information:

The Reporting Persons are directly or indirectly party to the following arrangements with the Issuer:

(a) Loan Agreement

On March 11, 2022, EVO Transportation & Energy Services, Inc. (“EVO” or the “Issuer”), certain specified subsidiaries of the Issuer (the “Guarantors” and, together with EVO, the “Loan Parties”), Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives (the “Executive Lenders”), entered into a Senior Secured Loan and Executive Loan Agreement (the “Loan Agreement”) and consummated the transactions contemplated thereby (the “Closing”).

Pursuant to the Loan Agreement, EVO borrowed $9 million (the “Loan”) from Antara Master Fund at the Closing and may, in the sole and absolute discretion of Antara Master Fund, be permitted to borrow an additional $3 million (the “Additional Loan”) from Antara Master Fund following the Closing. The Guarantors guarantee EVO’s obligations under the Loan Agreement. The Additional Loan, if advanced, would have the same terms as the Loan, except that interest with respect to any such Additional Loan would begin accruing on the date it is funded. Subsequent references to the “Loan” in this Item 6 include any outstanding Additional Loan.

The Loan bears interest at 14% per annum and has a maturity date of the earlier of (i) demand by Antara Master Fund on any day prior to the Collateral Pledge Effective Date (as defined below) and (ii) May 31, 2022. The Loan may be prepaid in whole but not in part at any time, and shall be accompanied by all accrued and unpaid interest on such amount, together with all interest that would have accrued on such amount from the date of such prepayment to May 31, 2022.

Following receipt of certain consents, authorizations, approvals or waivers under the Financing Agreement (as defined in the Original Schedule 13D, as such Financing Agreement has been amended and supplemented to the date of the Loan Agreement) (the date of such receipt, as further described in the Loan Agreement, the “Collateral Pledge Effective Date”), the Loan is expected to be secured by the “Collateral” as defined under the Financing Agreement except to the extent otherwise encumbered by the loan agreement dated December 14, 2020 by and between EVO Holdings Company, LLC, Ritter Transport Inc., John W. Ritter Trucking, Inc., Johmar Leasing Company, LLC and Ritter Transportation Systems, Inc. as “Borrowers” and Commerce Bank of Arizona, Inc. as “Bank”, as amended or supplemented from time to time (such Collateral not otherwise so encumbered, the “Loan Collateral”).

In the event of a default, Antara Master Fund has the right to accelerate the payment on any unpaid principal amount of the Loan. As defined in the Loan Agreement, events of default include, but are not limited to: failure by EVO to pay any amount due under the Loan Agreement when due; breach or failure to perform any of the other terms of this Loan Agreement that remains uncured for ten business days; and any representation or warranty made in connection with the Loan Agreement being materially false.

In addition, pursuant to the Loan Agreement, EVO borrowed a total of $825,000 (the “Executive Loans”) from the Executive Lenders. Prior to the payment-in-full of the Loan, all payments in respect of the Executive Loans are subordinated in right and time of payment to all payments in respect of the Loans. The Executive Loans will not be secured until the Loan is paid in full, at which time the Executive Lenders shall be granted a lien that is junior in priority to the liens in favor of Antara Capital Master Fund LP, in its capacity as a “Required Lender” under the Financing Agreement. The Executive Loans bear interest at a rate of 14% per annum and have a maturity date of June 3, 2022.

The foregoing summary description of the material terms of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Loan Agreement, which is filed as Exhibit 99.1 and is incorporated herein by reference in its entirety.

(b) Warrants

In connection with the Loan Agreement, and as a condition to EVO drawing the Loan pursuant to the Loan Agreement, EVO granted Antara Master Fund 11,969,667 warrants to purchase EVO common stock at $0.01 per share (the “Penny Warrant”), subject to certain adjustments. A Penny Warrant may be exercised for cash or on a cashless basis, pursuant to the terms of such warrants, only during the period (x) commencing the date of the Closing and (y) terminating at 5:00 p.m., New York City time, on March 11, 2027, the date that is five years from the date of the Closing.

The foregoing summary of the material terms of the Penny Warrants is not complete and is qualified in its entirety by reference to the text of the Penny Warrants, filed herewith as Exhibits 99.2 and the terms of which are incorporated herein by reference.

(c) Series C Non-Participating Preferred Stock

On March 11, 2022, and as a condition to EVO drawing the Loan pursuant to the Loan Agreement, the Board of Directors of EVO adopted a resolution creating a new series of Series C Non-Participating Preferred Stock (the “Series C Preferred”) issued to Antara Master Fund.

Under the Certificate of Designations with respect to the Series C Preferred (the “Certificate of Designations”), prior to a payment default under the Loan (a “Bridge Loan Triggering Event”) and following the date on which all principal and accrued interest (including default interest) payable under the Loan has been paid-in-full (the date of such payment-in-full, the “Bridge Loan Discharge Date”), the holder of Series C Preferred will have no voting rights except as otherwise required by law. Under the Certificate of Designations, upon the occurrence of a Bridge Loan Triggering Event through and including the Bridge Loan Discharge Date, the holders of Series C Preferred shall vote together with the holders of EVO common stock as a single class on any matter presented to the holders of EVO common stock for their action or consideration at any meeting of stockholders of EVO (or by written consent of stockholders in lieu of meeting) or on which such holders of common stock are otherwise entitled to act (each, a “Shareholder Matter”), and the holders of Series C Preferred shall be entitled to cast a number of votes on any Shareholder Matter equal to the total number of votes of all non-holders of Series C Preferred entitled to vote on any such Shareholder Matter plus 10. In addition, the Certificate of Designations provides that governance mechanisms that could have the effect of limiting, reducing or adversely affecting the Series C Preferred holders’ voting or Board-appointment rights under the Certificate of Designations shall require the consent of holders of a majority of the then outstanding (the “Series C Majority”) Series C Preferred.

In addition, the Certificate of Designations grants the Series C Majority the exclusive right, voting separately as a class, to elect or appoint (i) prior to a Bridge Loan Triggering Event, one director to the Board (who shall, unless the majority of the Series C Preferred elects otherwise in its sole discretion, also serve as a member of each Board committee) and (ii) upon the occurrence of a Bridge Loan Triggering Event through and including the Bridge Loan Discharge Date, a majority of the members of the Board.

The Series C Majority may elect to waive or decline to exercise any or all voting or Board-appointment rights granted under the Certificate of Designations, in whole or in part, on either a revocable or irrevocable basis.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the text of the Certificate of Designations, the form of which is an exhibit to the Loan Agreement filed herewith as Exhibit 99.1 and incorporated herein by reference.

Item 7.	Material To Be Filed as Exhibit

99.1 Senior Secured Loan and Executive Loan Agreement dated March 11, 2022 between the Issuer, certain specified subsidiaries of the Issuer acting as Guarantors, Antara Master Fund and certain current and former executives of the Issuer, or funds affiliated with such executives (including the form of the Certificate of Designation adopted by the Board of Directors of EVO and filed with the Secretary of State of Delaware on March 11, 2022).*

99.2 Warrant, dated as of March 11, 2022, by and between Antara Capital Master Fund LP and the Issuer.*

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2022

ANTARA CAPITAL LP

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

ANTARA CAPITAL GP LLC

By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member

By:	/s/ Himanshu Gulati
	Name:	Himanshu Gulati
	Title:	Managing Member